UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 26)*

Green Brick Partners, Inc.
(Name of Issuer)

Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)

392709101
(CUSIP Number)

DME Capital Management, LP 140 East 45th Street, Floor 24 New York, New York 10017 Tel. No.: (212) 973-1900 Attention: Chief Operating Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to - Barry N. Hurwitz Morgan, Lewis & Bockius LLP One Federal Street Boston, MA 02110 (617) 951-8000

July 11, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 9,467,383
9 Sole Dispositive Power 0
10 Shared Dispositive Power 9,467,383
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,467,383
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 21.1%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. DME Advisors, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,302,690
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,302,690
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,302,690
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 2.9%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,164,693
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,164,693
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,164,693
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 18.2%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. USA
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 869,110
8 Shared Voting Power 9,467,383
9 Sole Dispositive Power 869,110
10 Shared Dispositive Power 9,467,383
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,336,493
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 23.0%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 26 TO SCHEDULE 13D

This Amendment No. 26 to Schedule 13D (the “Amendment”), relating to shares of common stock, par value $0.01 per share (“Common Stock”), of Green Brick Partners, Inc. (f/k/a BioFuel Energy Corp.), a Delaware corporation (the “Issuer” or the “Company”), 5501 Headquarters Drive, Suite 300W, Plano, TX 75024, amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2007, as amended by Amendment No. 1 filed with the Commission on May 4, 2010, Amendment No. 2 filed with the Commission on September 27, 2010, Amendment No. 3 filed with the Commission on September 27, 2010, Amendment No. 4 filed with the Commission on December 17, 2010, Amendment No. 5 filed with the Commission on February 8, 2011, Amendment No. 6 filed with the Commission on April 8, 2011, Amendment No. 7 filed with the Commission on September 6, 2012, Amendment No. 8 filed with the Commission on March 28, 2014, Amendment No. 9 filed with the Commission on June 13, 2014, Amendment No. 10 filed with the Commission on July 16, 2014, Amendment No. 11 filed with the Commission on October 29, 2014, Amendment No. 12 filed with the Commission on July 1, 2015, Amendment No. 13 filed with the Commission on November 16, 2017, Amendment No. 14 filed with the Commission on July 5, 2018, Amendment No. 15 filed with the Commission on January 27, 2021, Amendment No. 16 filed with the Commission on February 10, 2021, Amendment No. 17 filed with the Commission on May 6, 2022, Amendment No. 18 filed with the Commission on August 5, 2022, Amendment No. 19 filed with the Commission on June 30, 2023, Amendment No. 20 filed with the Commission on August 4, 2023, Amendment No. 21 filed with the Commission on September 8, 2023, Amendment No. 22 filed with the Commission on September 11, 2023, Amendment No. 23 filed with the Commission on December 5, 2023, Amendment No. 24 filed with the Commission on December 12, 2023, and Amendment No. 25 filed with the Commission on January 4, 2024.

This Amendment is being filed on behalf of DME Advisors GP, LLC, a Delaware limited liability company (“Advisors GP”), DME Advisors, L.P., a Delaware limited partnership of which Advisors GP is the general partner (“Advisors”), DME Capital Management, LP, a Delaware limited partnership of which Advisors GP is the general partner (“DME CM”), and Mr. David Einhorn (the “Principal” and, together with Advisors GP, Advisors and DME CM, the “Reporting Persons”).  Mr. Einhorn is the principal of each of Advisors GP, Advisors and DME CM. Mr. Einhorn is also a Director of the Issuer.

DME CM acts as investment advisor for Greenlight Capital Offshore Master, Ltd. (“GCOM”) and certain special purpose vehicles (the “SPVs”).  DME acts as investment advisor for Solasglas Investments, LP (“SILP”).  GCOM, the SPVs, SILP and the Reporting Persons are referred to herein collectively as “Greenlight.”

The filing of this Amendment shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the shares of Common Stock reported herein.  Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership except to the extent of its pecuniary interest in any such shares, if applicable.

Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in this Schedule 13D, as previously amended.

This Amendment is being filed to amend and supplement Items 5 and 7 as follows:

Item 5.  Interest in Securities of the Issuer.

(a) and (b) See Items 7-13 of the cover pages.

On July 11, 2024, SILP sold 500,000 shares of Common Stock and the SPVs sold an aggregate of 500,000 shares of Common Stock, in each case at a price of $57.8025 per share, to the Counterparty pursuant to previously reported Forward Transactions.

The percentages reported herein are based on a statement in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 1, 2024 that there were 44,930,656 shares of Common Stock outstanding as of April 26, 2024.

(c)  The information described in Item 4 is hereby incorporated by reference into this Item 5(c).  The Reporting Persons have not engaged in any other transactions in the Common Shares during the sixty day period prior to the filing of this Schedule 13D that have not previously been reported.

Item 7.  Exhibits.

Exhibit 99.1
Joint Filing Agreement executed by and among the Reporting Persons as of March 28, 2014 (incorporated herein by reference to Exhibit 99.2 to Amendment No. 8 to Schedule 13D relating to shares of Common Stock of the Issuer, as filed by the Reporting Persons with the Commission on March 28, 2014)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 15, 2024

DME Advisors GP, L.L.C.

By: /s/ Daniel Roitman
   Daniel Roitman
   Chief Operating Officer

DME Advisors, L.P.

By: /s/ Daniel Roitman
   Daniel Roitman
   Chief Operating Officer

DME Capital Management, LP

By: /s/ Daniel Roitman
   Daniel Roitman
   Chief Operating Officer

/s/ Daniel Roitman**
Daniel Roitman, on behalf of David Einhorn

** The Power of Attorney executed by David Einhorn, authorizing the signatory to sign and file this report on David Einhorn’s behalf, filed as Exhibit 99.1 to the Schedule 13D filed with the Securities and Exchange Commission on August 29, 2019 by the Reporting Persons with respect to the common units of CONSOL Coal Resources, is hereby incorporated by reference.